UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Victory Capital Holdings, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

92645B103
(CUSIP Number)

February 7, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

____________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. ___________	13G

1.	NAMES OF REPORTING PERSONS Reverence Capital Partners Opportunities Fund I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,456,071 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,456,071 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,456,071 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARS ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.12% (2)
12.	TYPE OF REPORTING PERSON PN

(1) In its capacity as direct owner of 3,456,071 shares.

(2) All calculations of percentage ownership herein are based on a total of 67,745,114 shares of Common Stock outstanding as of October 26, 2018, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 13, 2018.

1.	NAMES OF REPORTING PERSONS Reverence Capital Partners Opportunities Fund I (Cayman), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,873,498 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,873,498 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,873,498 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.25%
12.	TYPE OF REPORTING PERSON PN

(1) In its capacity as direct owner of 2,873,498 shares.

1.	NAMES OF REPORTING PERSONS Reverence Capital Partners Opportunities Fund I (AI), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 55,260 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 55,260 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,260 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.05%
12.	TYPE OF REPORTING PERSON PN

(1) In its capacity as direct owner of 55,260 shares.

1.	NAMES OF REPORTING PERSONS RCP Lake Co-Invest, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,326,915 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,326,915 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,326,915 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.92%
12.	TYPE OF REPORTING PERSON PN

(1) In its capacity as direct owner of 3,326,915 shares.

1.	NAMES OF REPORTING PERSONS RCP Opp Fund I GP, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 6,384,829 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 6,384,829 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,384,829 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.45%
12.	TYPE OF REPORTING PERSON PN

(1) In its capacity as general partner of Reverence Capital Partners Opportunities Fund I, L.P., Reverence Capital Partners Opportunities Fund I (Cayman), L.P., and Reverence Capital Partners Opportunities Fund I (AI), L.P.

1.	NAMES OF REPORTING PERSONS RCP GenPar LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 6,384,829 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 6,384,829 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,384,829 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.45%
12.	TYPE OF REPORTING PERSON PN

(1) In its capacity as general partner of RCP Opp Fund I GP, L.P.

1.	NAMES OF REPORTING PERSONS RCP GenPar HoldCo LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 6,384,829 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 6,384,829 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,384,829 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.45%
12.	TYPE OF REPORTING PERSON OO

(1) In its capacity as general partner of RCP GenPar LP.

1.	NAMES OF REPORTING PERSONS RCP Co-Invest GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,326,915 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,326,915 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,326,915 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.92%
12.	TYPE OF REPORTING PERSON OO

(1) In its capacity as general partner of RCP Lake Co-Invest, L.P.

1.	NAMES OF REPORTING PERSONS Reverence Capital Partners LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,326,915 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,326,915 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,326,915 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.92%
12.	TYPE OF REPORTING PERSON OO

(1) In its capacity as managing member of RCP Co-Invest GP LLC.

Item 1(a).	Name of Issuer:

Victory Capital Holdings, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4900 Tiedeman Road, 4th Floor, Brooklyn, Ohio 44144

Item 2(a).	Name of Person Filing:

This Schedule 13G is filed jointly, pursuant to a joint filing agreement attached hereto as Exhibit 1, by:

(1) Reverence Capital Partners Opportunities Fund I, L.P. (“RCPO”), a Delaware limited partnership, in its capacity as direct owner of 3,456,071 shares;

(2) Reverence Capital Partners Opportunities Fund I (Cayman), L.P. (“RCPO Cayman”), a Cayman Islands exempted limited partnership, in its capacity as direct owner of 2,873,498 shares;

(3) Reverence Capital Partners Opportunities Fund (AI), L.P. (“RCPO AI”), a Delaware limited partnership, in its capacity as direct owner of 55,260 shares;

(4) RCP Lake Co-Invest, LP (“RCP Lake Co-Invest” and, together with “RCPO,” “RCPO Cayman” and “RCPO AI” the “Investors”), a Cayman Islands exempted limited partnership, in its capacity as direct owner of 3,326,915 shares;

(5) RCP Opp Fund I GP, L.P. (“RCP Opp Fund I GP”), a Delaware limited partnership, in its capacity as general partner of RCPO, RCPO Cayman and RCPO AI;

(6) RCP GenPar LP (“RCP GenPar LP”), a Delaware limited partnership, in its capacity as general partner of RCP Opp Fund I GP;

(7) RCP GenPar HoldCo LLC (“RCP GenPar HoldCo”), a Delaware limited liability company, in its capacity as general partner of RCP GenPar LP;

(8) RCP Co-Invest GP LLC (“RCP Co-Invest GP”), a Delaware limited liability company, in its capacity as general partner of RCP Lake Co-Invest; and

(9) Reverence Capital Partners LLC (“Reverence Capital Partners LLC”), a Delaware limited liability company, as managing member of RCP Co-Invest GP.

The principal business address of each Reporting Persons is 477 Madison Avenue, 23rd Floor, New York, NY 10022.

Item 2(d).	Title of Class of Securities:

Class B common shares, par value $0.01.

The Issuer’s common shares consist of Class A common shares (the “Class A Common Stock”) and Class B common shares (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). Each holder of Class A common shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to 10 votes per share, subject to certain conditions, on all matters submitted to them for vote. Class B common share are convertible at any time by the holder thereof into Class A common shares on a one-for-one basis. Class A common shares are not convertible into Class B common shares under any circumstances.

Item 2(e).	CUSIP Number:

92645B103

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).\

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

The information contained in Items 5-9 and 11 of the cover pages of this Schedule 13G is hereby incorporated by reference to this Item 4.

RCPO is the direct owner of 3,456,071 shares of Class B Common Stock, constituting approximately 5.12% of the issued and outstanding shares of Common Stock, and has the sole power to vote and dispose of such shares.

RCPO Cayman is the direct owner of 2,873,498 shares of Class B Common Stock, constituting approximately 4.25% of the issued and outstanding shares of Common Stock, and has the sole power to vote and dispose of such shares.

RCPO AI is the direct owner of 55,260 shares of Class B Common Stock, constituting approximately 0.08% of the issued and outstanding shares of Common Stock, and has the sole power to vote and dispose of such shares.

RCP Lake Co-Invest is the direct owner of 3,326,915 shares of Class B Common Stock, constituting approximately 4.92% of the issued and outstanding shares of Common Stock, and has the sole power to vote and dispose of such shares.

RCP Opp Fund I GP, in its capacity as the general partner of each of RCPO, RCPO Cayman and RCPO AI, has the ability to direct the management of the business of each of RCPO, RCPO Cayman and RCPO AI, including the power to vote and dispose of securities held by each of RCPO, RCPO Cayman and RCPO AI and the power to direct the decisions of each of RCPO, RCPO Cayman and RCPO AI regarding the vote and disposition of securities held by each of each of RCPO, RCPO Cayman and RCPO AI; therefore, RC Opp Fund I GP may be deemed to beneficially own the shares of Common Stock held by the Investors.

RCP GenPar LP, in its capacity as the general partner of RCP Opp Fund I GP, has the ability to direct the management of the business of RCP Opp Fund I GP, including the power to vote and dispose of securities held by RCP Opp Fund I GP and the power to direct the decisions of RCP Opp Fund I GP regarding the vote and disposition of securities held by RCP Opp Fund I GP; therefore, RCP GenPar LP may be deemed to beneficially own the shares of Common Stock held by the Investors.

RCP GenPar Holdco, in its capacity as the general partner of RCP GenPar LP, has the ability to direct the management of the business of RCP GenPar LP, including the power to vote and dispose of securities held by RCP GenPar LP and the power to direct the decisions of RCP GenPar LP regarding the vote and disposition of securities held by RCP GenPar LP; therefore, RCP GenPar Holdco may be deemed to beneficially own the shares of Common Stock held by the Investors.

RCP Co-Invest GP, in its capacity as the general partner of RCP Lake Co-Invest, has the ability to direct the management of the business of RCP Lake Co-Invest, including the power to vote and dispose of securities held by RCP Lake Co-Invest and the power to direct the decisions of RCP Lake Co-Invest regarding the vote and disposition of securities held by RCP Lake Co-Invest; therefore, RCP Co-Invest GP may be deemed to beneficially own the shares of Common Stock held by the Investors.

Reverence Capital Partners LLC, in its capacity as the managing member of RCP Co-Invest GP, has the ability to direct the management of the business of RCP Co-Invest GP, including the power to vote and dispose of securities held by RCP Co-Invest GP and the power to direct the decisions of RCP Co-Invest GP regarding the vote and disposition of securities held by RCP Co-Invest GP; therefore, Reverence Capital Partners LLC may be deemed to beneficially own the shares of Common Stock held by the Investors.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons declare that filing this Schedule 13G shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13G except to the extent of such person’s pecuniary interest in the shares of Common Stock, and except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person. All calculations of percentage ownership herein are based on a total of 67,745,114 shares of Common Stock outstanding as of October 26, 2018, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 13, 2018.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REVERENCE CAPITAL PARTNERS OPPORTUNITIES FUND I, L.P. By: RCP Opp Fund I GP, L.P., its general partner By: RCP GenPar LP, its general partner By: RCP GenPar HoldCo LLC, its general partner

By:	/s/ Milton R. Berlinski
	Name:	Milton R. Berlinski
	Title:	Authorized Signatory

REVERENCE CAPITAL PARTNERS OPPORTUNITIES FUND I (CAYMAN), L.P. By: RCP Opp Fund I GP, L.P., its general partner By: RCP GenPar LP, its general partner By: RCP GenPar HoldCo LLC, its general partner

By:	/s/ Milton R. Berlinski
	Name:	Milton R. Berlinski
	Title:	Authorized Signatory

REVERENCE CAPITAL PARTNERS OPPORTUNITIES FUND I (AI), L.P. By: RCP Opp Fund I GP, L.P., its general partner By: RCP GenPar LP, its general partner By: RCP GenPar HoldCo LLC, its general partner

By:	/s/ Milton R. Berlinski
	Name:	Milton R. Berlinski
	Title:	Authorized Signatory

RCP OPP FUND I GP, L.P. By: RCP GenPar LP, its general partner By: RCP GenPar HoldCo LLC, its general partner

By:	/s/ Milton R. Berlinski
	Name:	Milton R. Berlinski
	Title:	Authorized Signatory

RCP GENPAR LP By: RCP GenPar HoldCo LLC, its general partner

By:	/s/ Milton R. Berlinski
	Name:	Milton R. Berlinski
	Title:	Authorized Signatory

RCP GENPAR HOLDCO LLC

By:	/s/ Milton R. Berlinski
	Name:	Milton R. Berlinski
	Title:	Authorized Signatory

RCP LAKE CO-INVEST, L.P. By: RCP Co-Invest GP LLC, its general partner By: Reverence Capital Partners LLC, its managing member

By:	/s/ Milton R. Berlinski
	Name:	Milton R. Berlinski
	Title:	Managing Member

RCP CO-INVEST GP LLC By: Reverence Capital Partners LLC, its managing member

By:	/s/ Milton R. Berlinski
	Name:	Milton R. Berlinski
	Title:	Managing Member

REVERENCE CAPITAL PARTNERS LLC

By:	/s/ Milton R. Berlinski
	Name:	Milton R. Berlinski
	Title:	Managing Member